T 952-947-7777 | 7201 Metro Boulevard | Minneapolis, Minnesota 55439

March 21, 2012

Via EDGAR

Securities and Exchange Commission

Attention:  Larry Spirgel

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Regis Corporation
Form 10-K for Fiscal Year Ended June 30, 2011
Filed August 26, 2011 File No. 1-12725

Dear Mr. Spirgel:

On behalf of Regis Corporation (“Regis” or the “Company”), we hereby respond to the Staff’s comment letter dated March 7, 2012.  This letter contains our responses to the Staff’s comments.  The Staff’s comments have been reproduced here in italics and the Company’s responses are detailed under those comments.

Signature Page

1.               Please identify who is signing as your principal executive officer(s).

Response

Randy Pearce, who held the title of President at the time of the filing of our Annual Report on Form 10-K for the year ended June 30, 2011, signed as our principal executive officer.  We acknowledge that we inadvertently omitted a parenthetical under his title stating “(Principal Executive Officer)” on the Signature Page and the certifications he signed that would have clarified his role.  In future filings, we will include such a parenthetical to clarify who is signing in the capacity of principal executive officer.

Please note that during the last year, we have experienced several management transitions at the most senior levels in our Company.  For many years prior to February 2011, Paul Finkelstein served as our President and Chief Executive Officer.  In February 2011, Mr. Pearce became our President, and we transitioned certain principal executive functions to him in connection with his new position, including executive level oversight of financial reporting and assessment of our control environment.  Accordingly, Mr. Pearce was serving these aspects of the principal executive officer role (although not all aspects of the principal executive officer role) at the time we filed our Quarterly Report on Form 10-Q for the quarter ended December 31, 2010 on February 9, 2011, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 on May 10, 2011, our Annual Report on Form 10-K for the year ended June 30, 2011 on August 26, 2011, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 on November 9, 2011.  Our disclosure about our control review process in Item 9A of the Form 10-K and Item 4 of the Form 10-Qs is consistent in that we explained that our president and chief financial officer were the two officers conducting the applicable reviews of our controls.  We are aware of Question 14 in the Sarbanes-Oxley Act of 2002 — Frequently Asked Questions published by the Division of Corporation Finance, which notes that the person performing the chief executive functions should sign as the principal executive office, regardless of title.  Accordingly, our determination as to who would sign the report and certifications as principal executive officer was informed by this interpretation (we acknowledge that the interpretation specifically applies to certifications, but it seems that the same logic applies to the Signature Page).  As indicated above, we believe that our disclosure under Item 9A and Item 4 of the President’s role in evaluating controls explained that he was serving the principal executive function in this regard.

On January 24, 2012, Mr. Pearce announced his intention to retire from the Company at the end of the Company’s fiscal year ending June 30, 2012.  At that time, Mr. Finkelstein resumed principal executive responsibility for financial reporting and controls and thus signed as principal executive officer for our Quarterly Report on Form 10-Q for the quarter ended December 31, 2011 that was filed on February 6, 2012.  Mr. Finkelstein then retired from the Company on February 8, 2012.  At that time, the Company announced the formation of a search committee of independent directors to begin a search for a new Chief Executive Officer and that

Mr. Pearce would perform the functions of principal executive officer in his role as President.  Accordingly, from now until the date that a chief executive officer is appointed, Mr. Pearce will sign as principal executive officer and we will add a parenthetical clarifying that he is signing as principal executive officer.

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion and Analysis, page 17

2.               You disclose at the top of page 19 that “[t]he Committee has established an executive pay philosophy that targets total remuneration (i.e., base salary + annual and long-term incentives + benefits) around the market median…”  You make other references in your compensation discussion and analysis to considering market information when setting various elements of compensation.  Please provide more detailed disclosure about how the individual elements of compensation and total compensation of your named executive officers compare with market information and, in particular, the market medians.

Response

In future filings, we will further articulate how the individual elements of compensation and total compensation of our named executive officers compare with market information, to the extent that it remains part of the Committee’s philosophy and factors into setting compensation levels.

3.               You disclose on page 21 and elsewhere that you use EBITDA as a performance objective under your annual non-equity incentive plan.  We note, however, that your performance metric is a measure that is adjusted from EBITDA.  Therefore, please refer to the performance metric by another term, such as Adjusted EBITDA.

Response

To the extent that we use performance metrics that are adjusted from GAAP (or from standard defined terms such as EBITDA) for our incentive plans in future years, we will refer to those performance metrics by another term to denote that they are adjusted metrics (such as by using the word “adjusted”).

Long-term Incentive Compensation, page 26

4.               Please discuss why the company has a policy of awarding restricted stock that entitles the holder to vote and receive accumulated dividends on the shares prior to vesting.  Explain how these features support the goals of your long-term incentive compensation program.  Provide a similar discussion regarding awards of restricted stock units that accrue dividends.

Response

In future filings, we will further articulate how the features of our restricted stock and restricted stock units support the goals of our long-term incentive compensation program.  For example, one of the goals of our long-term incentive compensation program is to align the interests of our management with those of our shareholders.  As a result, we generally provide the holders of restricted stock and restricted stock units an opportunity to receive dividends to the extent that, and on the same basis as, our shareholders receive dividends, which positions them to think and act like shareholders.  The dividend features allow the holders of the equity awards to participate to the extent we are returning capital to shareholders, which incentivizes them to operate the business in a manner that seeks to optimize those types of shareholder return methods that maximize value for all our shareholders.  With respect to restricted stock awards, the dividends accrue and are paid only when and as the underlying restricted stock vests, and thus create a further retention incentive and opportunity for increased value that aligns with return to our shareholders.  With respect to restricted stock units, the dividends are paid in cash as they are earned, when and to the extent we pay dividends on our common stock (note that the dividends are paid as they are declared and paid on our common stock — the disclosure about restricted stock units in our proxy statement does not suggest that dividends on restricted stock units accrue).  With respect to the restricted stock awards, since the restricted stock is outstanding, it has the right to vote like all other outstanding shares of our stock, which we again believe incentivizes the restricted stock holder to think and act like a shareholder.

******

As specifically requested by the Commission, we acknowledge that:

•We are responsible for the adequacy and accuracy of the disclosure in the filings;

•Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please do not hesitate to contact me at (952) 947-7777.

Sincerely,

/s/ Brent A. Moen
Brent A. Moen
Senior Vice President and Chief Financial Officer

cc:	Gregory Dundas, Attorney-Advisor Kathleen Krebs, Special Counsel